Exhibit 99.3

FOR IMMEDIATE RELEASE
Contact: Manuel Villas-Boas Espírito Santo Financial Group +44-20-7332-4350 - or - James P Prout Taylor Rafferty, New York +1-212-889-4350

Luxembourg/Portugal - April 28 2006 - Espírito Santo Financial Group S.A. (ESFG) today announced that its Board of Directors has decided that ESFG will, following the retirement of its €200,000,000 4.75 per cent. Convertible Bonds due 2006, terminate ESFG’s U.S. American Depositary Receipt (ADR) program and seek to withdraw its ADRs from listing on the New York Stock Exchange (NYSE) and from registration under the U.S. Securities Exchange Act of 1934.

ESFG believes that, as a result of the listing of ESFG’s ordinary shares on the Lisbon Stock Exchange in 2001 and the Lisbon Exchange’s link-up with Euronext in 2002, Euronext Lisbon now provides the natural market for ESFG common equity and that trading of ADRs on the NYSE is no longer necessary, particularly in light of increased costs of complying with the requirements applicable to SEC registered companies, to provide for adequate liquidity for ESFG ordinary shares. ESFG noted that the total number of shares traded on Euronext Lisbon over the last six months was approximately six times the number of shares (in the form of ADRs) traded on the NYSE. The ordinary shares are also listed in Luxembourg and London.

ESFG expects to file documentation with the U.S. Securities and Exchange Commission later in May relating to the withdrawal of its ADSs from listing and its intention to withdraw its shares from registration under the Exchange Act. Following formal notification from ESFG, The Bank of New York, as the ADR depositary bank, will issue a termination notice to ADR holders. Termination of the program requires 30 days notice and in any event will not occur prior to delisting of the ADRs from the New York Stock Exchange.

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The Espírito Santo Financial Group provides, through its subsidiaries, a global and diversified range of financial services to its clients including Commercial banking, Insurance, Investment banking, Stock-brokerage and Asset management in Portugal and internationally. For additional information on Espírito Santo Financial Group, its subsidiaries, operations and results, please visit the Company’s website on www.esfg.com